LAWSON LUNDELL

BARRISTERS AND SOLICITORS

03003381

1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone 604.685.3456
Facsimile 604.669.1620

www.lawsonlundell.com

Direct Line: (604) 631-9242
mpreovolos@lawsonlundell.com

January 21, 2003

DELIVERED

Office of International Corporate Finance
Securities & Exchange Commission
Mail Stop 3-9
450 Fifth Street NW
Washington, DC
USA 20549

SUPPL

Attention: Filing Desk

Dear Sirs and Mesdames:

KSAT Satellite Networks Inc. (the "Company")
12g Exemption #82-3191

We are the solicitors for the Company and enclose on its behalf the following documents:

1. Annual Returns dated April 14, 2001 and April 14, 2002, respectively;
2. Notices of Change of Directors and Officers dated May 14, 2002 and August 16, 2002, respectively;
3. Quarterly Report for the quarter ended June 30, 2002 with consolidated financial statements for the six months ended June 30, 2002;
4. Quarterly Report for the quarter ended September 30, 2002 with consolidated financial statements for the nine months ended September 30, 2002;
5. Press releases dated October 22, 2002 and November 22, 2002, respectively; and
6. Material Change Reports dated November 7, 2002 and January 9, 2003, respectively.

dlo 1/30

Please contact the undersigned if you have any questions or concerns regarding these matters.

Yours very truly,

LAWSON LUNDELL

Maria Preovolos

Maria D. Preovolos
MDP/ec
Encs.
cc: Phoi Kwok Eng, KSAT Satellite Networks Inc. (w/o encls.) – TELECOPIED

RULE 12g3-2(b)
Exemption #82-3191

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: KSAT SATELLITE NETWORKS INC.

2. Corporate Access Number: 26482

3. Corporation's registered office address is:

   200 - 204 Lambert Street
   Whitehorse, YT
   Y1A 3T2

4. Corporation's mailing address is:

   200 - 204 Lambert Street
   Whitehorse, YT
   Y1A 3T2

5. This report contains information as at: April 14, 2001

6. Date of incorporation: April 14, 1998

7. Names and addresses of the directors are:

   Ronen Avron
   718 Har Turan
   Maccabim, 71908
   Israel

   Yoel Gat
   Amiram 11
   Savion, Israel
   Tvout Haeretz, Shilun Dan

   Woon Chun Vincent Ko
   Block 45 01-07 Toh Tuck Road
   Singapore, 596720

   Eng Ho Ng
   8 Hillcrest Road
   Singapore, 288897

   Steven Shao Hong Wan
   4561 Michel Bibaud
   Montreal, QC
   H3W 2E1

   Raymond Quek
   14 Ringwood Road
   Singapore, 437409

8. Names, addresses and office held of the officers are:

   Pphoi Kwok Eng
   Chief Financial Officer

   Avi Shabtai
   Chief Executive Officer

9. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

(a) Directors,
(b) Registered Office Address,
(c) The constating documents of the Corporation.

CERTIFIED correct the 14th day of April, 2001.

x Director

Authorized Signatory Title

FILED

JUN 05 2001

DEPUTY REGISTRAR OF CORPORATIONS

RULE 12g3-2(b)
Exemption #82-3191

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

SEC MAIL PROCESSING
RECEIVED
JAN 23 2003
WASH. D.C. 155 SECTION

1. Corporation Name: KSAT SATELLITE NETWORKS INC.

2. Corporate Access Number: 26482

3. Corporation's registered office address is:

   200 - 204 Lambert Street
   Whitehorse, YT Y1A 3T2

4. Corporation's mailing address is:

   200 - 204 Lambert Street
   Whitehorse, YT Y1A 3T2

5. This report contains information as at: April 14, 2002

6. Date of continuance: April 14, 1998

7. Names and addresses of the directors are:

Ronen Avron
718 Har Turan
Maccabim, 71908
Israel

Yoel Gat
Amiram 11
Savion, Israel
Tvout Haeretz,, Shilun Dan

Woon Chun Vincent Ko
Block 45 01-07 Toh Tuck Road
Singapore, 596720

Eng Ho Ng
8 Hillcrest Road
Singapore, 288897

Steven Shao Hong Wan
4561 Michel Bibaud
Montreal, QC H3W 2E1

Raymond Quek
14 Ringwood Road
Singapore, 437409

8. Names, addresses and office held of the officers are:

Avi Shabtai
Chief Executive Officer

Phoi Kwok Eng
Chief Financial Officer

9. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) The constating documents of the Corporation.

CERTIFIED correct as at the 14th day of April, 2002.

FILED
JUL 17 2002
DEPUTY REGISTRAR OF CORPORATIONS

Authorized Signatory

Title CFO

ANTON, CAMPION & MACDONALD

RULE 12g3-2(b)
Exemption #82-3191

YUKON

BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)

Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR
NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

SEC MAIL PROCESSING SECTION RECEIVED JAN 23 2003 155

1. Name of Corporation: KSAT SATELLITE NETWORKS INC.

2. Corporate Access Number: 26482

3. Notice is given that on the 30th day of April, 2002, the following person was appointed a Director

Name	Mailing Address
Avi Shabtai	91 Beijing Riviera, No. 1, Xiang Jiang Bei Road, Chaoyand District, Beijing, China 100103

4. Notice is given that on the 30th day of April, 2002, the following person ceased to hold office as a Director:

Name	Mailing Address
Ronen Avron	718 Har Turan, Maccabim 71908 Israel

FILED
JUL 17 2002
DEPUTY REGISTRAR OF CORPORATIONS

5. The Officers of the Corporation as of this date are:

Name	Offices Held
Avi Shabtai	Chief Executive Officer
P. hoi Kwok Eng	Chief Financial Officer

6. Date: May 14/02 Signature: M. Preovolos Title: Solicitor

16396.66532.MJR.2208989.1

RULE 12g3-2(b)
Exemption #82-3191

YUKON

BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)

Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

SEC MAIL PROCESSING RECEIVED JAN 23 2003 WASH. DC 155 SECTION

1. Name of Corporation: KSAT SATELLITE NETWORKS INC.

2. Corporate Access Number: 26482

3. Notice is given that on the 8th day of May, 2002, the following person was appointed a Director

Name	Mailing Address
Wong Heang Tuck	2E Hong San Walk, #17-08, Singapore 689051

4. Notice is given that on the 8th day of May, 2002, the following person ceased to hold office as a Director:

Name	Mailing Address
Ng Eng Ho	8 Hillcrest Road, Singapore 288897

5. The Officers of the Corporation as of this date are:

Name	Offices Held
Avi Shabtai	Chief Executive Officer
Phoi Kwok Eng	Chief Financial Officer

FILED AUG 22 2002 DEPUTY REGISTRAR OF CORPORATIONS

6.

Date	Signature	Title
Aug. 16/02	M. Pricolo	Solicitor

16396 66532 MJR 2208989.1
16396 66532 MJR 2208989.1

RULE 12g3-2(b)
Exemption #82-3191

QUARTERLY REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	30 June 2002	2002-08-23

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287-299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	----	----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	-

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is attached and the disclosure contained therein has been approved by the Board of Directors. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are filed under Document Type: BC Form 51-901F (previously Document Type: Form 61(BC)). A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) "*Vincent Ko*"	VINCENT KO	2002-08-23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) "*Avi Shabtai*"	AVI SHABTAI	2002-08-23

<u>Schedule A</u>

KSAT Satellite Networks Inc.
Consolidated Balance Sheet as at 30 June 2002
(Unaudited)

	Note	30 June 2002 US$	31 December 2001 US$
Assets			
Current assets			
Cash and cash equivalents		893,442	2,473,067
Accounts receivable		2,158,239	2,896,855
Prepaid expenses and other receivables		1,060,613	1,312,293
Inventory	9	1,695,514	1,684,016
Amount due from related parties		6,231	-
Total current assets		5,814,039	8,366,231
Amount due from joint venture partners		250,805	267,157
Capital assets	4	1,953,055	2,166,591
Total assets		8,017,899	10,799,979
Liabilities			
Current liabilities			
Accounts payable		64,917	483,994
Other payables and accruals		838,994	899,187
Interest payable		3,438,686	3,310,856
Advances from customers		191,217	38,040
Short-term portion of shareholder loans		5,150,000	4,120,000
Total current liabilities		9,683,814	8,852,077
Convertible shareholder debenture	6	5,454,105	5,454,105
Long term loan portion of shareholder loan	7	4,120,000	6,180,000
Total liabilities		19,257,919	20,486,182
Shareholders' (deficit) equity			
Share capital	8	9,748,710	9,748,710
Deficit		(20,988,730)	(19,434,913)
Total shareholders' (deficit) equity		(11,240,020)	(9,686,203)
Total liabilities and shareholders' (deficit) equity		8,017,899	10,799,979

Signed on behalf of the Board:

(signed) *"Vincent Ko"* — Vincent Ko Woon Chun, Director

(signed) *"Avi Shabtai"* — Avi Shabtai, Director

KSAT Satellite Networks Inc.
Consolidated Statement of Loss and Deficit
For the six months & three months ended 30 June 2002 and 2001
(Unaudited)

	Note	1 January 2002 to 30 June 2002 US$	1 January 2001 to 30 June 2001 US$	1 April 2002 to 30 June 2002 US$	1 April 2001 to 30 June 2001 US$
Sales		89,751	1,171,977	41,194	454,902
Cost of Sales		(26,512)	(871,284)	(12,383)	(204,000)
Gross Profit		63,239	300,693	28,811	250,902
Expenses					
Foreign exchange loss		-	(3,080)	(2,780)	(754)
General and administrative (schedule)		1,003,564	1,457,414	532,324	703,076
		1,003,564	1,454,334	529,544	702,322
Operating loss before the following:		(940,325)	(1,153,641)	(500,733)	(451,420)
Interest income		36,463	27,369	29,473	10,165
Interest expense - long term		(664,081)	(649,450)	(327,642)	(335,055)
Other income		14,126	33,865	(4,959)	25,636
(Loss) before income taxes		(1,553,817)	(1,741,857)	(803,861)	(750,674)
Provision for income taxes					
Income tax expense		-	-	-	-
(Loss) for the period		(1,553,817)	(1,741,857)	(803,861)	(750,674)
Deficit - Beginning of period		(19,434,913)	(6,442,115)	(20,184,869)	(7,433,298)
Deficit- End of period		(20,988,730)	(8,183,972)	(20,988,730)	(8,183,972)
Basic and diluted loss per share [note 8]		(0.07)	(0.08)	(0.03)	(0.03)
Weighted Average number of shares		23,060,051	23,060,051	23,060,051	23,060,051

KSAT Satellite Networks Inc.
Consolidated Statement of Cash Flows
For the six months & three months ended 30 June 2002 and 2001
(Unaudited)

	Period from 1 January 2002 to 30 June 2002 US$	Period from 1 January 2001 to 30 June 2001 US$	Period from 1 April 2002 to 30 June 2002 US$	Period from 1 April 2001 to 30 June 2001 US$
Cash provided by (used in)				
Operating activities				
(Loss) for the period	(1,553,817)	(1,741,857)	(803,861)	(750,674)
Items not affecting working capital				
Depreciation and amortization	207,169	516,118	103,516	258,134
	(1,346,648)	(1,225,739)	(700,345)	(492,540)
Net change in working capital items	774,305	1,397,938	122,549	829,017
	(572,343)	172,199	(577,796)	336,477
Financing activities				
Repayment of Shareholder Loan	(1,030,000)	-	(1,030,000)	-
Amounts due to related parties	-	(62,095)	-	(59,806)
Amounts due from joint venture partners	16,352	26,124	18,164	9,685
	(1,013,648)	(35,971)	(1,011,836)	(50,121)
Investing activities				
Purchase of capital assets	(335)	(143,727)	-	(134,282)
Proceeds on the sale of capital assets	6,701	14,797	6,113	9,574
	6,366	(128,930)	6,113	(124,708)
Change in cash and cash equivalents during the period	(1,579,625)	7,298	(1,583,519)	161,648
Cash and cash equivalents, beginning of period	2,473,067	3,050,311	2,476,961	2,895,961
Cash and cash equivalents, end of period	893,442	3,057,609	893,442	3,057,609

KSAT Satellite Networks Inc.
Consolidated Schedule of General and Administrative Expenses
For the six months & three months ended 30 June 2002 and 2001
(Unaudited)

	1 January 2002 to 30 June 2002 US$	1 January 2001 to 30 June 2001 US$	1 April 2002 to 30 June 2002 US$	1 April 2001 to 30 June 2001 US$
Accommodation	13,905	18,311	6,854	7,400
Advertising	3,960	104	-	-
Audit	47,697	33,663	28,884	17,196
Communication	17,192	32,910	7,968	15,156
Consulting	1,506	3,686	904	-
Depreciation and Amortization	207,169	516,118	103,516	258,134
Entertainment	8,255	17,269	2,135	(14,577)
Transponder fee	5,201	11,924	2,548	5,599
Insurance	1,364	4,275	-	1,807
Management fees	192,295	223,868	95,648	109,650
Other office	171,031	147,488	116,667	58,027
Provision for doubtful debts	24,551	11,538	12,276	5,769
Rental	68,054	77,107	33,515	42,778
Salaries and other labour costs	209,749	283,121	110,219	157,350
Travel and transportation	24,121	61,430	7,853	27,160
Water and electricity	7,514	14,602	3,337	11,627
	1,003,564	1,457,414	532,324	703,076

1. NATURE OF OPERATIONS

The Company's focus is on the sale of VSAT (very small aperture terminal) satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

KSAT Telecommunications Limited is a wholly owned subsidiary of the Company which is principally engaged in selling VSAT telecommunications equipment. KSAT Telecommunications Limited had intended to manufacture VSAT telecommunications equipment for resale. However, during the year ended December 31, 2001, KSAT Telecommunications Limited decided not to manufacture VSAT telecommunications equipment and accordingly management recorded a writedown to certain capital assets. The Company has, instead, commenced providing technical support and operational services to its customers.

Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV") is a wholly owned subsidiary of the Company. MJV is responsible for the manufacture and distribution of OneWay and TwoWay VSAT products in the Peoples Republic of China.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and on a basis consistent with the Company's annual consolidated financial statements for the year ended December 31, 2001.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2002 and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The results of operations for the three-month and six-month periods ended June 30, 2002 are not necessarily indicative of the results for the full year. All amounts herein are expressed in US dollars unless otherwise noted.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company has a working capital deficiency of $3,869,775 as at June 30, 2002 and has incurred a loss for the six month period ended June 30, 2002 of $1,553,817 [six month period ended June 30, 2001 - $1,741,857].

The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time.

These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these unaudited interim consolidated financial statements:

Principles of consolidation

These unaudited interim consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2001	Percentage of voting shares held by the Company 2000
Subsidiary Companies			
Xenexi Telecommunications Development Inc.	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd.	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd.	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd.	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd.	Beijing, PRC	**80%**	80%
Shenzhen Early Bird Communications Engineering Co., Ltd.	Shenzhen, PRC	**59.95%**	59.95%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts.

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Inc. products secured both by the Company and this shareholder of the Company.

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Capital assets

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years
Leasehold improvements	the lesser of 5 years or the term of the lease

Assets under construction are not depreciated. When construction is complete and the asset is ready for use it is transferred to the appropriate asset category and depreciation is provided over the appropriate estimated useful life.

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used are reasonable and prudent; however actual results could differ from these estimates.

Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

4. CAPITAL ASSETS

	Cost $	Accumulated depreciation $	Net book value $
30/06/2002			
Satellite networks	**1,058,569**	**252,093**	**806,476**
Computers, fixtures and furniture	**1,291,726**	**455,312**	**836,414**
Motor vehicles	**111,012**	**65,667**	**45,345**
Testing instruments	**313,352**	**48,532**	**264,820**
	2,774,659	**821,604**	**1,953,055**
31/12/2001			
Satellite networks	1,058,569	176,486	882,083
Computers, fixtures and furniture	1,309,575	373,977	935,598
Motor vehicles	111,012	55,676	55,336
Testing instruments	313,353	19,779	293,574
	2,792,509	625,918	2,166,591

5. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	Total $
30/06/2002		
Current assets	**1,085,170**	**1,085,170**
Current liabilities	**(1,557,581)**	**(1,557,581)**
	(472,411)	**(472,411)**
Capital assets	**724,556**	**724,556**
Net assets	**252,145**	**252,145**

	SJV $	Total $
31/12/2001		
Current assets	1,150,963	1,150,963
Current liabilities	(1,434,674)	(1,434,674)
	(283,711)	(283,711)
Capital assets	802,088	802,088
Net assets	518,377	518,377

5. INVESTMENT IN JOINT VENTURE (cont'd)

The Company's share of revenue and operating expenses for the six month ended June 30, 2002 and June 30, 2001, accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	Total $
31/06/2002		
Revenue	—	—
Operating expenses	**215,198**	**215,198**

	SJV $	Total $
30/06/2001		
Revenue	78,538	78,538
Operating expenses	370,944	370,944

6. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to a significant shareholder of the Company. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares.

During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest are now repayable on February 25, 2003.

Interest expense of $313,708 [six months ended June 30, 2001 - $300,697], was recorded on the Debenture for the six months ended of June 30, 2002. Accrued interest on the Debenture, outstanding at June 30, 2002, amounting to $2,768,834 [December 31, 2001 - $2,455,125], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

6. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

7. SHAREHOLDER LOANS

	30/06/2002 $	31/12/2001 $
Shareholder loans	**9,270,000**	10,300,000
Less: current portion	**5,150,000**	4,120,000
Long-term portion	**4,120,000**	6,180,000

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $350,373 was recorded for the six months ended June 30, 2002 [six months ended June 30, 2001 - $348,753] on the Loans. Accrued interest on the loans, outstanding at June 31, 2002, amounting to $1,206,104 [December 31, 2001 - $855,731], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

The first installment payment was repaid in May to Global amounting to $1,566,251 (Principle: $1,030,000. Interest: $536,251).

The repayment of the principal amount outstanding as at June 30, 2002 is as follows:

	$
2002	3,090,000
2003	4,120,000
2004	2,060,000
	9,270,000

8. SHARE CAPITAL

As at June 30, 2002, the Company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

Outstanding:

	Number of common shares	Total $
Balance, December 31, 1999	21,120,834	7,309,516
Issuance of 5,166,000 shares *[note 12]*	5,166,000	393,299
Issuance of shares upon conversion of convertible debentures	2,273,217	2,045,895
Balance, June 30, 2002 and December 31, 2001	28,560,051	9,748,710

As at June 30, 2002 and December 31, 2001, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

	Period from 1 January 2002 to 30 June 2002 US$	Period from 1 January 2001 to 30 June 2001 US$	Period from 1 April 2002 to 30 June 2002 US$	Period from 1 April 2001 to 30 June 2001 US$
Numerator				
Loss for the year	**(1,553,817)**	**(1,741,857)**	**(803,861)**	**(750,674)**
Denominator				
Weighted average number of shares outstanding	**28,560,051**	28,560,051	28,560,051	28,560,051
Less: contingently issuable shares	**5,500,000**	5,500,000	5,500,000	5,500,000
	23,060,051	23,060,051	23,060,051	23,060,051
Basic and diluted loss per share	**(0.07)**	(0.08)	(0.03)	(0.03)

9. INVENTORY

	30/06/2002 $	**31/12/2001** $
Raw materials	**957,671**	969,541
Work-in-progress	**28,221**	4,853
Finished goods	**709,622**	709,622
	1,695,514	1,684,016

During the year ended December 31, 2001, management determined that certain paging inventory was obsolete and accordingly recorded a provision for obsolete inventory in the amount of $3,920,066. The inventory is considered obsolete due to the change in customer demand moving from paging devices to mobile phone devices.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	30 June 2002	2002/08/23

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2002-08-23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2002-08-23

KSAT SATELLITE NETWORKS INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the period ended June 30, 2002 related party transactions between the Company and parties at arm's length to the Company were as follows:

   During the six month period ended June 30, 2002, the Company earned commission income, handling fees and professional service fee income of $45,811 (three month period ended June 30, 2002 - $22,766) from a company controlled by a shareholder. In addition the Company paid certain expenses on behalf of a company controlled by a shareholder. Included in other receivables are amounts relating to these revenues and expenses of $561,956 as at June 30, 2002.

   During the six month period ended June 30, 2002, the Company was charged management fees by a company related to a shareholder amounting to $51,000 (three month period ended June 30, 2002 - $25,500).

2. During the three and six month periods ended June 30, 2002,

   (a) the Company issued no securities;

   (b) the Company granted no stock options.

3. As at June 30, 2002,

   (a) the authorized capital of the Company was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture is the only outstanding convertible security of the Company as at June 30, 2002. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for a further two years. The principal amount outstanding on the Convertible Shareholder Debenture at June 30, 2002 is $5,454,105. This amount together with accrued interest is repayable on February 25, 2003. The amount may also be converted into common shares at a price of $0.90 per common share expiring two years from February 25, 2001.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Company were:

      Yoel Gat
      Vincent Ko Woon Chun
      Raymond Quek

Steven Shao Hong Wan
Ronen Avron (Resigned on April 30, 2002)
Avi Shabtai (appointed on April 30, 2002)
Ng Eng Ho (resigned on May 8, 2002)
Wong Heang Tuck (appointed on May 8, 2002)

(e) the Officers of the Company were:

(i) Avi Shabtai – Chief Executive Officer

(ii) Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

The principal activities of the Company are the sale of products and services to the very-small-aperture-terminal ("VSAT") satellite telecommunications equipment market, related business services and manufacturing and repair of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies. All amounts in this report are expressed in US dollars unless otherwise indicated.

OPERATIONAL REVIEW

The Company continued to focus on VSAT satellite telecommunications business in China.

The Company ended the period with a shareholders' deficiency of $11,240,020 as at June 30, 2002.

Group level revenue was $89,751 for the six month period ended 30 June 2002 (three month period ended June 30, 2002 - $ 41,194) compared with $1,171,977 for the six month period ended June 30, 2001 (three month period ended June 30, 2001 - $454,902) as the reduced sale of one way paging equipment, resulting from the reduction in the subscriber base of paging services in China, continues to affect the revenue of the company. No major contracts were secured during the three and six months periods under review.

General and administrative expenses during the six month period ended June 30, 2002 of $1,003,564 (three month period ended June 30, 2002 - $532,324) was reduced by approximately 31% from the six month period ended June 30, 2001 when it was $1,457,414 (three month period ended June 30, 2001 - $703,076). The reduction in general and administrative expenses is due to a conscious effort by management to reduce costs and to conserve existing cash resources.

The progress of the Company's three Chinese VSAT ventures are as follows:

THE MJV

Gilat Satellite Networks (Shenzhen) Co. Ltd. (the "MJV") is a wholly owned subsidiary formed by the Company in China on June 13, 1997. The main business of the MJV is the manufacture and distribution of Gilat OneWay and TwoWay VSAT products in the Peoples Republic of China.

Further cost cutting measures were put in place in the second quarter to match operating resources with current requirements.

With the rapid development of fixed line and broadband services in the more developed cities in China, demand for Gilat's two-way products in China appears to be relevant only for those businesses whose communication requirements extend over a wide geographical area.

The market demand has therefore narrowed and posed significant challenges for the company moving forward.

THE SJV

Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") was established on June 6, 1997 as a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. The SJV is involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It is also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

Faced with continued difficulty in securing contracts to allow the joint venture to be financially viable, the joint venture partners agreed to wind down the activities of SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between the joint venture partners.

STATEMENT OF LIQUIDITY AND SOLVENCY

The Company is currently operating with funds from shareholder loans secured in the year 2000 pursuant to a Shareholders' Loan Agreement among the Company, Global and Gilat dated September 29, 2000 (the "Shareholders' Loan Agreement").

The Company obtained $10,300,000 of cash from Global and Gilat pursuant to the Shareholders' Loan Agreement. As previously disclosed in a press release dated May 29, 2002, the Company reached an agreement on May 23, 2002 with Gilat to delay making any cash payment on the first installment of the shareholder loan due by the Company to Gilat at this time.

The Company paid to Global in full its first installment of the shareholder loan in the amount of $1,566,251 on May 30, 2002 . The payment was approved by the Board of Directors

As at 30 June 2002, remaining group cash and cash equivalents totalled $893,442 [December 31, 2001 - $2,473,067].

Capital assets reduced from $2,166,591 at December 31, 2001 to $1,953,055 at June 30, 2002 due to the depreciation of capital assets.

At June 30, 2002, we had a working capital deficit of $3,869,775 compared to a working capital deficit at December 31, 2001 of $485,846 and working capital of approximately $9,860,831 as at 30 June 2001. We had $1,695,514 of working capital invested in inventories at 30 June 2002, $1,684,016 as at December 31, 2001 and $7,093,065 at 30 June 2001. The reduction in inventory as compared to the June 30, 2001 balance is mainly the result of a write down of inventories made in December 2001 amounting to $3,920,066 (year ended December 31, 2000: $22,532). Approximately half of the reduction in accounts receivable from $5,329,534 at June 30, 2001 to $2,158,239 at June 30, 2002 [December 31, 2001 - $ 2,896,855] came from the provision for doubtful debts made during December 2001 amounting to $1,278,010.

For the six month period ended June 30, 2002, net cash decreased by $1,579,625 [three month period $1,583,519] due to the repayment of part of the shareholders' loan on May 30, 2002. Cash used in operating activities in the six month period ended June 30, 2002 was $1,346,648 [three month ended June 30, 2002 - $700,345]. Other than cash on hand and accounts receivable we have no material unused sources of liquidity at this time.

In the short term, management is continuing its effort to convert inventory into sales and recover outstanding debts to allow the Company to be able to continue to be in operation. Actual results could differ significantly from management plans. The actual future margins to be realized, if any, and the timing of sales are subject to many factors and risks, many outside our control.

Should additional funds be required and not be available, we may be required to curtail or scale back operations. There can be no assurance that additional funding in the future will be available or on what terms. Potential sources of such funds include debt financing or additional equity offerings. We may, from time to time, seek additional funds through lines of credit, public or private debt or equity financing. There can be no assurances that additional capital will be available when needed. Any future financings may also be dilutive to existing shareholders.

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

RULE 12g3-2(b)
Exemption #82-3191

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	30 September 2002	2002/11/26

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is attached and the disclosure contained therein has been approved by the Board of Directors. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are filed under Document Type: BC Form 51-901F (previously Document Type: Form 61(BC)). A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2002-11-26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2002-11-26

Schedule A

KSAT Satellite Networks Inc.
Consolidated Balance Sheets as at 30 September 2002 and 31 December 2001
(Unaudited)

	Note	30 September 2002 US$	31 December 2001 US$
Assets			
Current assets			
Cash and cash equivalents		654,881	2,473,067
Accounts receivable		2,031,308	2,896,855
Prepaid expenses and other receivables		1,168,472	1,312,293
Inventory	9	1,652,528	1,684,016
Amount due from related parties		7,446	-
Total current assets		5,514,635	8,366,231
Amount due from joint venture partners		244,843	267,157
Capital assets	4	1,832,510	2,166,591
Total assets		7,591,988	10,799,979
Liabilities			
Current liabilities			
Accounts payable		32,494	483,994
Other payables and accruals		819,828	899,187
Interest payable		3,768,715	3,310,856
Advances from customers		174,475	38,040
Short-term portion of shareholder loans		5,150,000	4,120,000
Total current liabilities		9,945,512	8,852,077
Convertible shareholder debenture	6	5,454,105	5,454,105
Long term loan portion of shareholder loan	7	4,120,000	6,180,000
Total liabilities		19,519,617	20,486,182
Shareholders' (deficit) equity			
Share capital	8	9,748,710	9,748,710
Deficit		(21,676,339)	(19,434,913)
Total shareholders' (deficit) equity		(11,927,629)	(9,686,203)
Total liabilities and shareholders' (deficit) equity		7,591,988	10,799,979

Signed on behalf of the Board:

(signed) *"Vincent Ko"* — Vincent Ko Woon Chun, Director

(signed) *"Avi Shabtai"* — Avi Shabtai, Director

KSAT Satellite Networks Inc.
Consolidated Statements of Loss and Deficit
For the nine month and three month periods ended 30 September 2002 and 2001
Unaudited)

	Note	Period from 1 Jan 2002 to 30 Sep 2002 US$	Period from 1 Jan 2001 to 30 Sep 2001 US$	Period from 1 Jul 2002 to 30 Sep 2002 US$	Period from 1 Jul 2001 to 30 Sep 2001 US$
Sales		135,072	1,419,133	45,321	247,156
Cost of Sales		(79,298)	(1,033,443)	(52,786)	(162,159)
Gross Profit		55,774	385,690	(7,465)	84,997
Expenses					
Foreign exchange loss		-	(5,173)	-	(2,093)
General and administrative (schedule)		1,343,909	2,194,765	340,345	737,351
		1,343,909	2,189,592	340,345	735,258
Operating loss before the following:		(1,288,135)	(1,803,902)	(347,810)	(650,261)
Interest income		36,654	33,728	191	6,359
Interest expense - long term		(994,109)	(981,319)	(330,028)	(331,869)
Other income		4,164	(1,493)	(9,962)	(35,358)
(Loss) before income taxes		(2,241,426)	(2,752,986)	(687,609)	(1,011,129)
Provision for income taxes					
Income tax expense		-	-	-	-
(Loss) for the period		(2,241,426)	(2,752,986)	(687,609)	(1,011,129)
Deficit - beginning of period		(19,434,913)	(6,442,115)	(20,988,730)	(8,183,972)
Basic and diluted loss per share [note 8]		(0.10)	(0.12)	(0.03)	(0.04)
Weighted Average number of shares		23,060,051	23,060,051	23,060,051	23,060,051

KSAT Satellite Networks Inc.
Consolidated Statements of Cash Flows
For the nine month and three month periods ended 30 September 2002 and 2001
(Unaudited)

	Period from 1 Jan 2002 to 30 Sep 2002 US$	Period from 1 Jan 2001 to 30 Sep 2001 US$	Period from 1 Jul 2002 to 30 Sep 2002 US$	Period from 1 Jul 2001 to 30 Sep 2001 US$
Cash provided by (used in)				
Operating activities				
(Loss) for the period	(2,241,426)	(2,752,986)	(687,609)	(1,011,129)
Items not affecting working capital				
Depreciation and amortization	307,910	779,816	100,741	263,698
	(1,933,516)	(1,973,170)	(586,868)	(747,431)
Net change in working capital items	1,096,846	1,815,142	322,540	417,204
	(836,670)	(158,028)	(264,328)	(330,227)
Financing activities				
Repayment of Shareholder Loan	(1,030,000)	-	-	-
Amounts due to related parties	-	(48,588)	-	13,507
Amounts due from joint venture partners	22,314	33,221	5,962	7,097
	(1,007,686)	(15,367)	5,962	20,604
Investing activities				
Purchase of capital assets	(336)	(340,614)	-	(196,887)
Proceeds on the sale of capital assets	26,506	16,629	19,805	1,832
	26,170	(323,985)	19,805	(195,055)
Change in cash and cash equivalents during the period	(1,818,186)	(497,380)	(238,561)	(504,678)
Cash and cash equivalents, beginning of period	2,473,067	3,050,311	893,442	3,057,609
Cash and cash equivalents, end of period	654,881	2,552,931	654,881	2,552,931

KSAT Satellite Networks Inc.
Consolidated Schedule of General and Administrative Expenses
For the nine month and three month periods ended 30 September 2002 and 2001
(Unaudited)

	1 Jan 2002 to 30 Sep 2002 US$	1 Jan 2001 to 30 Sep 2001 US$	1 Jul 2002 to 30 Sep 2002 US$	1 Jul 2001 to 30 Sep 2001 US$
Accommodation	20,687	24,903	6,782	6,592
Advertising	3,960	1,145	-	1,041
Audit	56,697	44,968	9,000	11,305
Communication	26,901	44,876	9,709	11,966
Consulting	2,410	3,686	904	-
Depreciation and Amortization	307,910	779,816	100,741	263,698
Entertainment	9,719	25,681	1,464	8,412
Transponder fee	6,833	15,266	1,632	3,342
Insurance	2,303	7,735	939	3,460
Management fees	286,583	331,709	94,288	107,841
Other office	199,906	239,830	28,875	92,342
Provision for doubtful debts	37,549	23,814	12,998	12,276
Rental	68,617	118,240	563	41,133
Salaries and other labour costs	260,814	425,217	51,065	142,096
Travel and transportation	43,046	88,950	18,925	27,520
Water and electricity	9,974	18,929	2,460	4,327
	1,343,909	2,194,765	340,345	737,351

1. NATURE OF OPERATIONS

The Company's focus is on the sale of VSAT (very small aperture terminal) satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

KSAT Telecommunications Limited is a wholly owned subsidiary of the Company which is principally engaged in selling VSAT telecommunications equipment. KSAT Telecommunications Limited had intended to manufacture VSAT telecommunications equipment for resale. However, during the year ended December 31, 2001, KSAT Telecommunications Limited decided not to manufacture VSAT telecommunications equipment and accordingly management recorded a writedown to certain capital assets. The Company has, instead, commenced providing technical support and operational services to its customers.

Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV") is a wholly owned subsidiary of the Company. MJV is responsible for the distribution, service and maintenance of OneWay and TwoWay VSAT products in the Peoples Republic of China.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services. Faced with continued difficulty in securing contracts to allow the joint venture to be financially viable, the joint venture partners agreed to wind down the activities of SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between the joint venture partners.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and on a basis consistent with the Company's annual consolidated financial statements for the year ended December 31, 2001.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2002 and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. The results of operations for the three-month and nine-month periods ended September 30, 2002 are not necessarily indicative of the results for the full year. All amounts herein are expressed in US dollars unless otherwise noted.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company has a working capital deficiency of $4,430,877 as at September 30, 2002 and has incurred a loss for the nine months period ended September 30, 2002 of $2,241,426 [nine month period ended September 30, 2001 - $2,752,986].

2. BASIS OF PRESENTATION (cont'd)

The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time.

These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these unaudited interim consolidated financial statements:

Principles of consolidation

These unaudited interim consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2001	Percentage of voting shares held by the Company 2000
Subsidiary Companies			
Xenexi Telecommunications Development Inc.	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd.	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd.	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd.	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd.	Beijing, PRC	**80%**	80%
Shenzhen Early Bird Communications Engineering Co., Ltd.	Shenzhen, PRC	**59.95%**	59.95%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts.

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Inc. products secured both by the Company and this shareholder of the Company.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Capital assets

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years
Leasehold improvements	the lesser of 5 years or the term of the lease

Assets under construction are not depreciated. When construction is complete and the asset is ready for use it is transferred to the appropriate asset category and depreciation is provided over the appropriate estimated useful life.

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used are reasonable and prudent; however actual results could differ from these estimates.

Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

4. CAPITAL ASSETS

	Cost $	Accumulated depreciation $	Net book value $
30/09/2002			
Satellite networks	**1,058,569**	**289,896**	**768,673**
Computers, fixtures and furniture	**1,253,414**	**475,718**	**777,696**
Motor vehicles	**92,410**	**56,711**	**35,699**
Testing instruments	**313,352**	**62,910**	**250,442**
	2,717,745	**885,235**	**1,832,510**
30/12/2001			
Satellite networks	1,058,569	176,486	882,083
Computers, fixtures and furniture	1,309,575	373,977	935,598
Motor vehicles	111,012	55,676	55,336
Testing instruments	313,353	19,779	293,574
	2,792,509	625,918	2,166,591

5. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	Total $
30/09/2002		
Current assets	**964,927**	**964,927**
Current liabilities	**(1,444,615)**	**(1,444,615)**
	(479,688)	**(479,688)**
Capital assets	**684,674**	**684,674**
Net assets	**204,986**	**204,986**

	SJV $	Total $
30/12/2001		
Current assets	1,150,963	1,150,963
Current liabilities	(1,434,674)	(1,434,674)
	(283,711)	(283,711)
Capital assets	802,088	802,088
Net assets	518,377	518,377

5. INVESTMENT IN JOINT VENTURE (cont'd)

The Company's share of revenue and operating expenses for the nine month ended September 30, 2002 and September 30, 2001, accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	Total $
31/09/2002		
Revenue	—	—
Operating expenses	**313,124**	**313,124**

	SJV $	Total $
30/09/2001		
Revenue	161,324	161,324
Operating expenses	586,550	586,550

6. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to a significant shareholder of the Company. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares.

During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest are now repayable on February 25, 2003.

As previously disclosed in a press release dated November 1, 2002, the Company received notice from Global Space Investments Limited ("Global") of Global's position that the Company is in default of the Debenture. Global's notice has been given pursuant to the terms of the convertible debenture between the Company and Global. It provides the Company with 14 days to repay amounts due by the Company to Global under the Shareholders' Loan Agreement between Global, Gilat Satellite Networks Inc. ("Gilat") and the Company dated September 29, 2000. If the Company does not repay the amounts due by it to Global by November 11, 2002, Global may, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice has expired. The Company has not made any payments due by the Company to either Global or Gilat under the Shareholders' Loan Agreement. The Company is still in discussions with Global and Gilat regarding the settlement of amounts due to each of them under the Shareholders' Loan Agreement.

Interest expense of $477,637 [nine months ended September 30, 2001 - $452,258], was recorded on the Debenture for the nine months ended of September 30, 2002. Accrued interest on the Debenture, outstanding at September 30, 2002, amounting to $2,932,763 [December 31, 2001 - $2,455,125], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

6. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

(a) The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

(b) The Company issues rights, options or warrants to all or substantially all holders of common stock;

(c) The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

(d) There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

(a) The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

(b) MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

(a) A security interest in all the Company's present and after acquired personal property;

(b) All the rights, title and interest of the Company in and to all present and after acquired other property; and

(c) A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

7. SHAREHOLDER LOANS

	30/09/2002 $	30/12/2001 $
Shareholder loans	**9,270,000**	10,300,000
Less: current portion	**5,150,000**	4,120,000
Long-term portion	**4,120,000**	6,180,000

On September 29, 2000, Global, a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat, a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

7. SHAREHOLDER LOANS (cont'd)

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $516,472 was recorded for the nine months ended September 30, 2002 [nine months ended September 30, 2001 - $529,061] on the Loans. Accrued interest on the loans, outstanding at September 30, 2002, amounting to $835,952 [December 31, 2001 - $855,731], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

The first installment payment was repaid in May to Global amounting to $1,566,251 (Principle: $1,030,000. Interest: $536,251).

The repayment of the principal amount outstanding as at September 30, 2002 is as follows:

	$
2002	3,090,000
2003	4,120,000
2004	2,060,000
	9,270,000

As previously disclosed in a press release dated November 1, 2002, the Company received notice from Global of Global's position that the Company is in default of the Debenture. See Note 6 for further details. The Company is currently attempting to negotiate settlement of amounts due to each of Global and Gilat under a Shareholders' Loan Agreement between the Company, Global and Gilat dated September 29, 2000.

8. SHARE CAPITAL

As at September 30, 2002, the Company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

Outstanding:

	Number of common shares	Total $
Balance, December 31, 1999	21,120,834	7,309,516
Issuance of 5,166,000 shares *[note 12]*	5,166,000	393,299
Issuance of shares upon conversion of convertible debentures	2,273,217	2,045,895
Balance, September 30, 2002 and December 31, 2001	28,560,051	9,748,710

As at September 30, 2002 and December 31, 2001, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

8. SHARE CAPITAL (cont'd)

These escrow shares may be cancelled:

(a) when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

(b) when the Company's shares have ceased to trade for a period of two consecutive years; and

(c) ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

	Period from 1 Jan 2002 to 30 Sep 2002 US$	Period from 1 Jan 2001 to 30 Sep 2001 US$	Period from 1 Jul 2002 to 30 Sep 2002 US$	Period from 1 Jul 2001 to 30 Sep 2001 US$
Numerator				
Loss for the year	(2,241,426)	(2,752,986)	(687,609)	(1,011,129)
Denominator				
Weighted average number of shares outstanding	**28,560,051**	28,560,051	28,560,051	28,560,051
Less: contingently issuable shares	**5,500,000**	5,500,000	5,500,000	5,500,000
	23,060,051	23,060,051	23,060,051	23,060,051
Basic and diluted loss per share	**(0.10)**	(0.12)	(0.03)	(0.04)

9. INVENTORY

	30/09/2002 $	30/12/2001 $
Raw materials	**929,685**	969,541
Work-in-progress	**28,221**	4,853
Finished goods	**694,622**	709,622
	1,652,258	1,684,016

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	30 September 2002	2002/11/26

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2002-11-26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2002-11-26

KSAT SATELLITE NETWORKS INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the period ended September 30, 2002 related party transactions between the Company and parties at arm's length to the Company were as follows:

   During the period ended September 30, 2002, the Company earned commission income, handling fees and professional service fee income of $58,134 from a company controlled by a shareholder. In addition the Company paid certain expenses on behalf of a company controlled by a shareholder. Included in other receivables are amounts relating to these revenues and expenses of $580,292 as at September 30, 2002.

   During the period ended September 30, 2002, the Company was charged management fees by a company related to a shareholder amounting to $76,500.

2. During the period ended September 30, 2002,

   (a) the Company issued no securities;

   (b) the Company granted no stock options.

3. As at September 30, 2002,

   (a) the authorized capital of the Company was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture is the only outstanding convertible security of the Company as at September 30, 2002. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for a further two years. The principal amount outstanding on the Convertible Shareholder Debenture at December 31, 2001 is $5,454,105. This amount together with accrued interest is repayable on February 25, 2003. The amount may also be converted into common shares at a price of $0.90 per common share expiring two years from February 25, 2001.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Company were:

      Yoel Gat
      Vincent Ko Woon Chun
      Raymond Quek
      Steven Shao Hong Wan
      Ronen Avron (Resigned on April 30, 2002)
      Avi Shabtai (appointed on April 30, 2002)
      Ng Eng Ho (resigned on May 8, 2002)
      Wong Heang Tuck (appointed on May 8, 2002)

(e) the Officers of the Company were:

(i) Avi Shabtai – Chief Executive Officer

(ii) Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

The principal activities of the Company are the sale of products and services to the very-small-aperture-terminal ("VSAT") satellite telecommunications equipment market, related business services and manufacturing and repair of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

OPERATIONAL REVIEW

The Company continued to focus on VSAT satellite telecommunications business in China.

The Company ended the period with a shareholders' deficiency of $11,927,629 as at September 30, 2002.

Group level revenue was $135,072 for the nine month period ended 30 September 2002 compared with $1,419,133 for the nine month period ended September 30, 2001 as the paging equipment market for China has deteriorated unabated, as evidenced by corresponding dramatic increase in the mobile phone subscriber base in China.

No major contracts were secured during the period under review.

General and administrative expenses during the nine month periods ended September 30, 2002 of $1,343,909 was reduced by approximately 39% compared with the nine month period ended September 30, 2001 when it was $2,194,765.

The main reasons for the decreases in General and administrative expenses may be attributable to savings in payroll costs after downsizing of the company's operation during the period under review and reduced rate of depreciation and amortization compared with previous periods.

The progress of the Company's three Chinese VSAT ventures are as follows:

THE MJV

Gilat Satellite Networks (Shenzhen) Co. Ltd. (the "MJV") is a wholly owned subsidiary formed by the Company in China on June 13, 1997. The main business of the MJV is the distribution, service and maintenance of Gilat OneWay and TwoWay VSAT products in the Peoples Republic of China.

With the rapid development of fixed line and broadband services in the more developed cities in China, demand for Gilat's two-way products in China appears to be niche only in those business propositions where the communication medium requirement extends over wide geographical coverages.

The market demand has therefore narrowed and posed significant challenges for the Company moving forward.

THE SJV

Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") was established on June 6, 1997 as a cooperative joint venture with Beijing WRIC Electronic Technology Development Company, a Chinese entity under the control of the Ministry of Water Resources. The SJV is involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It is also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

Faced with continued difficulty in securing contracts to allow the joint venture to be financially viable, the joint venture partners agreed to wind down the activities of SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between the joint venture partners.

STATEMENT OF LIQUIDITY AND SOLVENCY

The Company is currently operating with funds from shareholder loans secured in the year 2000 pursuant to a Shareholders' Loan Agreement among the Company, Global Space Investments Limited ("Global") and Gilat Satellite Networks Ltd ("Gilat") dated September 29, 2000 (the "Shareholders' Loan Agreement").

The Company obtained $10,300,000 of cash from Global and Gilat pursuant to the Shareholders' Loan Agreement. The second repayment instalments of the shareholder loans are due on 17 October 2002.

As previously disclosed in a press release dated October 22, 2002, the Company is currently attempting to negotiate repayment of amounts due by the Company to each of Gilat and Global under the Shareholders' Loan Agreement. As further disclosed in a press release dated November 1, 2002, the Company received notice from Global of Global's position that the Company is in default of the Shareholders' Loan Agreement.

Global's notice has been given pursuant to the terms of the convertible debenture between the Company and Global. It provides the Company with 14 days to repay amounts due by the Company to Global under the Shareholders' Loan Agreement. If the Company does not repay the amounts due by it to Global by November 11, 2002, Global may, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable.

The 14 day period provided for under Global's notice has expired. The Company has not made any payments due by the Company to either Global or Gilat under the Shareholders' Loan Agreement. The Company is still in discussions with Global and Gilat regarding the settlement of amounts due to each of them under the Shareholders' Loan Agreement.

As at 30 September 2002, remaining group cash and cash equivalents amounted to USD 654,881.

At September 30, 2002, we had a working capital deficit of $4,430,877 compared to a working capital of approximately $6,865,442 as at 30 September 2001. We had $1,652,528 of working capital invested in inventories at 30 September 2002 and $6,248,832 at 30 September 2001 and $1,684,016 at 31 December 2001. The reduction in inventory from 30 September 2001 to 31 December 2001 and 30 September 2002 is mainly the result of write down made at year ended 2001 amounting to $3,920,066 (2000: $22,532). Accounts receivable as at September 30, 2002 is $2,031,308 compared with balance of $5,128,079 at

September 30, 2001 and a balance of $2,896,855 at 31 December 2001 due mainly from provision for doubtful debts made at year ended 2001 amounting to $1,278,010.

Capital assets reduced from $4,754,420 at September 30, 2001 to $1,832,510 at September 30, 2002 and $2,166,591 at 31 December 2001,arising from write downs in certain capital assets at the year ended 2001 amounting to $1,506,061.

For the nine month period ended September 30, 2002, net cash decreased by $1,818,186. Cash used in operating activities was $1,933,516.

Other than cash on hand and accounts receivable we have no material unused sources of liquidity at this time.

In the short term, management is continuing its effort to convert inventory into sales and recover outstanding debts to allow the Company to be able to continue to be in operation. Actual results could differ significantly from management plans. The actual future margins to be realized, if any, and the timing of sales are subject to many factors and risks, many outside our control.

Should additional funds be required and not be available, we may be required to curtail or scale back operations. There can be no assurance that additional funding in the future will be available or on what terms. Potential sources of such funds include debt financing or additional equity offerings. We may, from time to time, seek additional funds through lines of credit, public or private debt or equity financing. There can be no assurances that additional capital will be available when needed. Any future financings may also be dilutive to existing shareholders.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Trading Symbol: KSA

For Immediate Release
October 22, 2002

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong, October 22, 2002 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that an aggregate amount of approximately US$3.9 million, including interest, is due by the Corporation to Gilat Satellite Networks Ltd. ("Gilat") and Global Space Investments Limited ("Global") pursuant to a shareholder loan agreement dated September 27, 2000. The Corporation is currently attempting to negotiate new repayment terms of the amounts due to Gilat and Global. A further announcement will be made when a conclusion has been reached.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

Trading Symbol: KSA

For Immediate Release
November 22, 2002

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong, November 22, 2002 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that it has not made any payments due to Global Space Investments Limited ("Global") or Gilat Satellite Networks Inc. ("Gilat") under the Shareholders' Loan Agreement among the Corporation, Global and Gilat dated September 29, 2000 (the "Agreement"). As previously disclosed in a press release dated November 1, 2002, the Corporation had received notice from Global of Global's position that the Corporation is in default of the Agreement.

Global's notice provided the Corporation with 14 days to repay amounts due by the Corporation to Global under the Agreement. The 14 day period expired on November 11, 2002. The Corporation is still attempting to negotiate settlement of amounts due to each of Global and Gilat under the Agreement.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

BC FORM 53-901F
(Previously Form 27)

Material Change Report under Section 85(1) of the *Securities Act* (British Columbia)

1. **Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.

Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. **Date of Material Change:**

The material changes described in this report occurred on October 28.

3. **Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued through the facilities of Canada Newswire on November 1, 2002. A copy is attached as Schedule A.

4. **Summary of Material Change:**

On October 28, 2002 the Corporation received notice from Global Space Investments Limited ("Global") of Global's position that the Corporation is in default of the Shareholders' Loan Agreement among Global, the Corporation and Gilat Satellite Networks Inc. ("Gilat") dated September 29, 2000 (the "Agreement"). An aggregate amount of approximately US$3.9 million, including interest, is due by the Corporation to Gilat and Global pursuant to the Agreement. The Corporation is currently attempting to negotiate repayment of amounts due by the Corporation to each of Gilat and Global under the Agreement.

5. **Full Description of Material Change:**

Global's notice has been given pursuant to the terms of a convertible debenture between the Corporation and Global. The notice provides the Corporation with 14 days to repay amounts due by the Corporation to Global under the Agreement. If the Corporation does not repay the amounts due by it to Global by November 11, 2002, the principal sum, interest and all other monies secured under the convertible debenture may, at the option of Global, become immediately payable and Global may enforce its security under the terms of the convertible debenture.

6. **Reliance on section 85(2) of the *Securities Act* (British Columbia):**

No reliance.

7. Omitted Information:

None.

8. Senior Officers:

Phoi Kwok Eng
86 106-510-2808

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, British Columbia, this 7th day of November, 2002.

(signed) "Phoi Kwok Eng"
Phoi Kwok Eng
Chief Financial Officer

SCHEDULE A

Trading Symbol: KSA

For Immediate Release
November 1, 2002

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong, November 1, 2002 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that on October 28, 2002 it received notice from Global Space Investments Limited ("Global") of Global's position that the Corporation is in default of the Shareholders' Loan Agreement among Global, the Corporation and Gilat Satellite Networks Inc. ("Gilat") dated September 29, 2000 (the "Agreement"). As previously disclosed in a press release dated October 22, 2002, the Corporation is currently attempting to negotiate repayment of amounts due by the Corporation to each of Gilat and Global under the Agreement.

Global's notice has been given pursuant to the terms of a convertible debenture between the Corporation and Global. It provides the Corporation with 14 days to repay amounts due by the Corporation to Global under the Agreement. If the Corporation does not repay the amounts due by it to Global by November 11, 2002, the principal sum, interest and all other monies secured under the convertible debenture may, at the option of Global, become immediately payable and Global may enforce its security under the terms of the convertible debenture.

-30-

For more information please contact:
Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

RULE 12g3-2(b)
Exemption #82-3191

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta),

1. **Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.

Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. **Date of Material Change:**

The material changes described in this report occurred on January 8, 2003.

3. **Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by the Corporation on January 8, 2003 and was disseminated through the facilities of Canada NewsWire. A copy of the news release is attached hereto as Schedule "A".

4. **Summary of Material Change:**

The Corporation announced that it expects to have an unaudited shareholders' deficiency of approximately US$ 17.9 million as at December 31, 2002. Management of the Corporation has also recommended, and the board of directors of the Corporation has approved, the proposed write down and creation of provisions against certain assets of the Corporation, namely inventory, trade receivables and capital assets totaling US$5.5 million as at December 31, 2002.

5. **Full Description of Material Change:**

During the past year, the growth of mobile phone users in China has increased significantly, making it difficult for paging operators to maintain their subscriber base. Accordingly, paging operators have either cut back on capital expenditures or reduced their existing paging infrastructure to match the reduction in their subscriber base and the reduced operating profits.

The Corporation's previous expectation that China's membership in the World Trade Organization would create new business opportunities for the Corporation did not yield the anticipated opportunities and accordingly the expected increase in demand for VSAT Satellite Communication equipment and related services in the Chinese market did not materialize for the Corporation.

In addition, major state-owned telecommunications companies have undergone a period of restructuring and consolidation, which has had a negative impact on capital expenditures for the expansion and upgrading of existing systems and on the sales the Corporation was able to close in fiscal 2002.

The increase in the shareholder's deficiency as at December 31, 2002 is the result of the abovementioned changes and economic pressures in the Corporation's area of focus, the telecommunications and satellite industry in China in fiscal 2002.

These economic conditions have also led management of the Corporation to recommend, and the board of directors of the Corporation to approve, the proposed write down and creation of provisions against certain assets of the Corporation totaling US$5.5 million as at December 31, 2002.

6. Reliance on Confidential Filing Provisions:

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officers:

Phoi Kwok Eng
86 106-510-2808

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 9th day of January, 2003.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

c.c. The TSX Venture Exchange

SCHEDULE "A"

Trading Symbol: KSA

For Immediate Release
January 8, 2003

PRESS RELEASE

KSAT Satellite Networks Inc.

Hong Kong January 8, 2003 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) has determined that it expects to have an unaudited shareholders' deficiency of approximately US$ 17.9 million as at December 31, 2002.

During the past year, the growth of mobile phone users in China has increased significantly, making it difficult for paging operators to maintain their subscriber base. Accordingly, paging operators have either cut back on capital expenditures or reduced their existing paging infrastructure to match the reduction in their subscriber base and the reduced operating profits.

The Corporation's previous expectation that China's membership in the World Trade Organization would create new business opportunities for the Corporation did not yield the anticipated opportunities and accordingly the expected increase in demand for VSAT Satellite Communication equipment and related services in the Chinese market did not materialize for the Corporation.

In addition, major state-owned telecommunications companies have undergone a period of restructuring and consolidation, which has had a negative impact on capital expenditures for the expansion and upgrading of existing systems and on the sales the Corporation was able to close in fiscal 2002.

The increase in the shareholder's deficiency as at December 31, 2002 is the result of the abovementioned changes and economic pressures in the Corporation's area of focus, the telecommunications and satellite industry in China in fiscal 2002.

These economic conditions and the difficult operating environment for paging operators in China have led management of the Corporation to recommend, and the board of directors of the Corporation to approve, the proposed write down and creation of provisions against certain assets of the Corporation, namely inventory, trade receivables and capital assets totaling US$5.5 million as at December 31, 2002. The proposed write down and the creation of provisions are reflected in the unaudited shareholders' deficiency of US$ 17.9 million as at December 31, 2002.

The Corporation is maintaining its commitment to service their customers of its One Way Receiver business, which have been secured over the past two years. In addition the Corporation continues to negotiate an extension of the repayment of its shareholder loans and convertible debentures with two of its shareholders. The outcome of this matter is still uncertain.

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net